FRANKLIN OGELE, P.A.

Attorney at Law

Gateway One, 26th FL

Newark, New Jersey 07102

Phone: 973 277 4239 / Fax: 862 772 3985

www.ogelelaw.com / www.takeyourcompanypublic.net

Email: franklin@ogelelaw.com

Office: (973) 277 4239	New York (Bar #2364974)
Fax: (862) 772 3985	New Jersey (Bar #00252190)

January 13, 2023

Mr. Robert Shapiro

The United States Securities

And Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Miami Breeze Car Care Inc.

Registration Statement on Form S-1 Filed August 15, 2022

File No. 333-266854

Dear Mr. Shapiro:

This letter is in response to the Staff letter of September 8, 2022. Miami Breeze Car Care Inc., hereinafter, “Registrant” hereby responds as follows: The paragraphs in italics are from the Staff letter.

Staff Comment

Registration Statement on Form S-1 filed August 15, 2022 Cover page

1.              Please revise to set a fixed price at which the selling shareholders will offer and sell their shares for the duration of the offering. See Schedule A, Item 16, of the Securities Act and Item 501(b)(3) of Regulation S-K. In this regard, we note there is no public market for your shares, and the selling security holders are underwriters. Please make the appropriate revisions to the front cover page of the prospectus, the prospectus summary and plan of distribution and ensure consistency throughout the registration statement, including by deleting references to minimum or maximum prices, or prices to be determined later.

Registrant’s Response

The Cover page of the Form S-1 has been amended accordingly. See Cover Page.

Staff Comment

Summary of this Offering

Common Stock Outstanding Before the Offering, page 4

2.              Please revise the subheading to include your preferred stock.

Registrant’s Response

The Summary of the Offering has been revised accordingly. See page 4.

Staff Comment

Risk Factor, page 5

3               Please add new risk factor disclosure to address the risks investors should consider in light of Wolfgang Ruecker’s position as your sole officer and director; that he does not qualify as independent director; and that he is the CEO of GH Bill, Inc.

Registrant’s Response

The Form S-1 has been amended to disclose the risks investors should consider in light of Wolfgang Ruecker’s position as our sole officer and director; that he does not qualify as independent director; and that he is the CEO of GH Bill, Inc. See page 7.

Staff Comment

4           If material, please include a risk factor discussing your disclosure on page 19 that you expect demand for your products to be down in Europe and North America during winter seasons.

Registrant’s Response

The Form S-1 has been revised to disclose same under “Seasonality of our Business.” See page 6.

Staff Comment

Risk Related to Our Business, page 5

5               Please revise to provide a risk factor that discusses the risk to you posed by inflationary pressures. In this regard, identify the types of inflationary pressures you are facing and how your business might be affected. Please also update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Registrant’s Response

The inflationary pressures risk disclosure is provided under “The current and future state of the global economy may curtail our operations and our anticipated revenue”. See page 6.

Staff Comment

Dilution of the Price You Pay For Your Shares, page 9

6           You are not registering shares to be offered by you for which you will receive proceeds. Please remove this section of the filing or explain why such presentation is appropriate. Refer to Item 506 of Regulation S-K.

Registrant’s Response

Registrant has removed the dilution disclosure.

Staff Comment

Crucial Market Insights in Car Care / Cleaning Segment / Leather Cleaner and Conditioning / All Purpose Ultimate Interior Cleaner Products, page 15

7               In the first paragraph on page 16 you disclose that your cash balance is not sufficient to fund your operations for "any" period of time. Please revise to clarify what is meant by "any." Reference is also made to the second paragraph on page 16 where you reference the "Plan of Operation section below." Your full business plan is not described in the referenced section. Please revise. Finally, consider giving the first three paragraphs on page 16 its own header.

Registrant’s Response

Registrant has revised the language referencing “any” period of time. Additionally, Registrant has provided full business plan, including “12 months outlook and the roll out of production.” See pages 20 and 22.

Staff Comment

8                 Please explain how and why the “ride sharing” growth applies to your market. For example, how Lyft’s 2 million drivers in the United States and Canada; Uber’s 1 million drivers in the United States; or other ride sharing “coming on stream” relates or apply to your business operations or potential performance.

Registrant’s Response

The reference to ride sharing has been removed.

Staff Comment

Industry/Market Overview, page 15

9              We note that you provide 2019 figures and percentages when describing the global market for car care products. Please revise your disclosure here and throughout the prospectus to also provide more up-to-date figures and percentages or tell us why you cannot provide this information.

Registrant’s Response

The disclosures have been revised using 2021 figures throughout the prospectus.

Staff Comment

Management's Discussion and Analysis or Plan of Operation, page 15

10           Please provide a discussion and analysis on material events and uncertainties known to management that would cause your reported financial information not to be necessarily indicative of future operating results or of future financial condition. Please include in this section an analysis of the anticipated impact of your business plan activities; initial business development plans; and intended sale of products on Amazon.com and to “Big Box” wholesalers as referenced on pages 15-16 and 18. Refer to Item 303 of Regulation S-K and for additional guidance, Commission Release No. 33-8350.

Registrant’s Response

Registrant has provided the requisite disclosures under:

“Material Uncertainties that may cause our reported financial information not to be necessarily indicative of future operating results or of future financial condition.”

“COVID-19 pandemic poses a material uncertainty that may cause our reported financial information not to be necessarily indicative of future operating results or of future financial condition.”

“Russian invasion of Ukraine is another source of economic uncertainty and capital markets disruption, which has significantly created geopolitical instability, and which could make our reported financial information not to be necessarily indicative of future operating results or of future financial condition.”

“Acts of war, terrorism, or other unknown and unexpected events could disrupt our business and make our reported financial information not to be necessarily indicative of future operating results or of future financial condition.” See Pages 17 thru 18.

Staff Comment

11              We note your disclosure that you “expect to be approved to sell [y]our products on Amazon.com.” Please explain what this approval process entails and why you expect to be "approved." Please also update your disclosure regarding the status of any negotiations and any material agreements with Amazon. Please file any such agreements as exhibits. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K. Please make conforming revisions to the prospectus summary (see, e.g., page 2).

Registrant’s Response

Registrant has removed reference to Amazon.com on the amended Form S-1

Staff Comment

12              You refer to yourself as an emerging growth company here but not on the cover page. Please revise for consistency. If you are an emerging growth company and plan to take advantage of the extended transition period for complying with new or revised accounting standards, please disclose this decision in your audited and unaudited financial statement notes.

Registrant’s Response

We have checked off “emerging growth company” on the cover page. We have elected to use the extended period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act by not checking the box. See Cover Page.

Staff Comment

13              If you are a smaller reporting company and an emerging growth company as your disclosures on the cover page and on page 15 indicates, please provide additional disclosure clarifying the differences between emerging growth company and smaller reporting company requirements and any associated risks.

Registrant’s Response

The response is provided on page 16.

Staff Comment

Our officers and directors collectively own a substantial portion of our outstanding common stock, page 16

14              Please expand your disclosure about the risk that arise from this control by discussing the anti-takeover effects of this ownership.

Registrant’s Response

The disclosure is provided under “Anti-Takeover Effects of Stock Ownership and Control by our Sole Officer and Director.” See page 8 of the amended Form S-1.

Staff Comment

Results of Operations, page 16

15              Please revise your disclosure to include a discussion about the events surrounding revenues of $2,928 for the three months ended March 31, 2022. Describe circumstances attributable to the increase in revenue and any known trends or uncertainties that have had or that are reasonably likely to have, a material impact on net sales or revenues or income from continuing operations, as required by Item 303(b)(2) of Regulation S-K.

Registrant’s Response

We have updated our disclosure to discuss our increase in sales and that we are not aware of any known trends or uncertainties that have had or that are reasonably likely to have a material impact on net sales. See page 20.

Staff Comment

Estimated Expenses for the Next 12 Months, page 17

16           Please clarify here and in the Liquidity and Capital Resources section your disclosure regarding your cash requirements for the next twelve months. In this regard, we note that the disclosure throughout the prospectus is unclear. For example, on page 16 you state that “we may need a minimum of $10,000.00 of additional funding at the end of the twelve months;” but on page 17 you state that “[w]e require minimum funding of approximately $740,000 to execute our proposed operations and pay all expenses for a minimum period of one year including expenses associated with this offering and maintaining a reporting status with the SEC;” and that “[t]o proceed with our operations within 12 months, we need a minimum of $10,000 to meet our SEC registration filings, alone.”

Registrant’s Response

The Form S-1 has been revised to remove the $10,00 with a “ESTIMATED EXPENSES FOR THE NEXT TWELVE MONTHS” including a disclosure that the Company has commenced placement of products on Amazon.com. See page 22.

Staff Comment

17              The last paragraph on page 17 references proceeds from this offering. You are receiving no proceeds from this offering. Please revise.

Liquidity and Capital Resources, page 17

18              Please describe in greater detail your plan of operation. For instance, account for financing and timing of product manufacturing and testing and marketing and distribution. Additionally, we note your disclosure here that “[w]e require minimum funding of approximately $740,000 to execute our proposed operations and pay all expenses for a minimum period of one year;” and on page 6 that “[w]e may require additional capital to fund our future business operations.” Disclose how you will allocate capital at different levels of funding, accounting for the additional capital beyond the proceeds of this offering.

Registrant’s Response

The Form S-1 has been revised to remove the $10,00 with a “ESTIMATED EXPENSES FOR THE NEXT TWELVE MONTHS” including a disclosure that the Company has commenced placement of products on Amazon.com. See page 22.

Staff Comment

19              We note your disclosure that “[t]he available capital reserves of the Company are not sufficient for the Company to remain operational.” Please specify the minimum period of that you are able to conduct your planned operations using the available capital reserves.

Registrant’s Response

The Form S-1 has been amended to remove the language.

Staff Comment

Description of Business, page 18

20              Please clarify whether you intend to rely on suppliers to provide you with the products you intend to sell or whether you will produce and manufacture them yourself. Please refer to Item 101(h) of Regulation S-K. To the extent you intend to rely on third parties to supply your products, please disclose the material terms of such arrangements, if known, file any material agreements that set forth the arrangements, and add appropriate risk factor disclosure.

Registrant’s Response

The Agreement between the Registrant and CleanCompany Systemzentrale GmbH is annexed as Exhibit 10.1. to the Amended Form S-1.

Staff Comment

Our Competitive Strengths, page 18

21              Please expand your statements regarding your competitive strengths. Discuss the “genuine environmental credentials;" process by which you obtained the “[c]onsumer and professional auto detailers feedback;” and your reference to a "planned robust marketing/distribution model."

Registrant’s Response

We have revised the disclosure on “Our Competitive Strengths;” only the following remains:

✓              We are passionate about bringing our unique, luxury new car scent technology to the automotive car market

✓              Miami Breeze is more than a product: we are marketing our product as a premium life-style accessory

Staff Comment

22              Please describe your laboratory in Germany and clarify what activities occur there. Please refer to Item 102 of Regulation S-K.

Registrant’s Response

We have removed “genuine environmental credentials;" process by which you obtained the “[c]onsumer and professional auto detailers feedback;” and your reference to a "planned robust marketing/distribution model" language as part of “Our Competitive Strengths”

Staff Comment

Marketing/Sales/Promotion, page 19

23              Please briefly describe your partnership with Romain Grosjean and what his role as your Brand Ambassador entails. Discuss how this partnership is expected to impact your financial performance. Additionally, file any agreement you may have with Romain Grosjean as an exhibit, consistent with Item 601(b)(10) of Regulation S-K, or tell us why you believe you are not required to do so.

Registrant’s Response

We have provided the language to the effect that we expect the brand awareness created by Romain Grosjean as part of our marketing campaign will foster consumer acceptability of our products with positive results to our business, operations, and financial condition. In consideration of the brand awareness campaign by Romain, the Company will compensate him with 2,000,000 shares of the Company. We have also annexed the Promotional Agreement with RN Consulting, Romain Grosjean company. See Exhibit 10.2 of the amended Form S-1

Staff Comment

Certain Relationships and Related Transactions, page 21

24              Please provide all of the information required by Item 404(d) of Regulation S-K, including, but not limited to, the policy disclosure required by Item 404(b).

Registrant’s Response

We have added the necessary disclosures under “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS”.

See page 27 of the Amended Form S-1.

Staff Comment

Committees of the Board, page 21

25              To the extent that risks arising from your lack of an independent audit committee and audit committee financial expert are reasonably likely to have a material adverse effect on your business and financial condition, discuss that your sole officer and director will analyze and evaluate your financial statements and internal controls, as they relate to risk management practices and risk-taking incentives.

Registrant’s Response

The disclosure language is provided on page 26 of the Amended Form S-1.

Staff Comment

Plan of Distribution, page 24

26           Please revise this section as follows:

a.               Clarify that the offering will be made at a fixed price for the duration of the offering, and please disclose the price here.

b.               Clarify, if true, that the offering is being made by the selling security holders identified in the selling security holder table in the prospectus. In this regard, please delete all statements and implications that the company is making the offering or that the company's officers and directors are making the offering on behalf of the company. See, e.g., the second and third paragraphs in this section, which do not appear applicable to the offering.

c.                Please disclose here that the selling security holders are acting as underwriters for purposes of the Securities Act of 1933, as amended, and the rules and regulations thereunder.

Registrant’s Response

The Plan of Distribution section has been revised to address all the comments raised by the Staff. See page 30 of the Amended Form S-1.

Staff Comment

Indemnification, page 26

27              We note your disclosure on page 26 that your “Bylaws do not preclude the exclusive jurisdiction of the federal courts over all suits brought to enforce any duty or liability created by the Exchange Act of 1934 or the rules and regulations thereunder, nor the concurrent jurisdiction of federal and state courts over all such matters under Section 22 of the Securities Act of 1933.” However, your Bylaws does not contain an exclusive forum provision. Please revise your disclosure accordingly. Additionally, clearly describe any risks or other impacts on investors.

Registrant’s Response

The Bylaws has been amended to address the comment. See Amended Bylaws annexed to Exhibit 3.3 to the Form S-1.

Staff Comment

Miami Breeze Car Care Inc. Financial Statements, page F-1

28              Please update with interim financial statements for the six-month period ended June 30, 2022 pursuant to Rule 8-08 of Regulation S-X.

Registrant’s Response

We have updated interim financial statements for the nine-month period ended September 30, 2022 pursuant to Rule 8-08 of Regulation S-X.

Staff Comment

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies Prepaid Expenses, page F-9

29              Please tell us your consideration of presenting a portion of the prepaid balance as non- current. In this regard, it appears the two-year brand ambassador agreement may have a long-term portion. Also, explain and disclose why the full value of the shares issued for legal services of $112,500 were classified as prepaid expenses at December 31, 2021 as disclosed in Note 3. Refer to ASC 210-10-45.

Registrant’s Response

We have corrected our balance sheet as of December 31, 2021 and September 30, 2022 to properly disclosure the long-term and short-term portions of prepaid expenses.

As discussed in paragraph ASC 718-10-35-1B, a grantor may conclude that an asset (other than a note or a receivable) has been received in return for fully vested, nonforfeitable, nonemployee share-based payment awards that are issued at the date the grantor and nonemployee enter into an agreement for goods or services (and no specific performance is required by the nonemployee to retain those equity instruments). Pursuant to ASC 718-10-45-3, such an asset shall not be displayed as contra-equity by the grantor of the award. The transferability (or lack thereof) of the awards shall not affect the balance sheet display of the asset. This guidance is limited to transactions in which awards are transferred to nonemployees in exchange for goods or services. Accordingly, on the grant date and as of December 31, 2021, we showed the full value of shares issued of $112,500 as a prepaid expense since no services were rendered yet. During the nine months ended September 30, 2022, we expensed $75,000 of such prepaid expense as legal services were rendered and expect to receive all remaining legal services prior to December 31, 2022.

We have provided the required disclosure on page 45 of the Amended Form S-1.

Staff Comment

Note 3 - Shareholders' Equity Series A Preferred Stock, page F-11

30              You disclose that the Preferred Stock is not convertible; however, you refer to it as "Convertible Preferred Stock." Please revise for consistency here and on page F-25.

Registrant’s Response

We have removed all references to “convertible” related to our Series A Preferred Stock accordingly.

Staff Comment

General

31              Please disclose on your cover page and prospectus summary the percent of the voting power held by your officers and directors after completion of the offering and the disparate voting rights of your Series A Preferred Stock. In this regard, we note your disclosure in the Risk Factors that "officers and directors collectively own a substantial portion of our outstanding common stock and own 100% of our outstanding Series A preferred stock, and as long as they do, they are able to control the outcome of stockholder voting" and that “collectively in their entirety, all holders of Series A preferred stock shall have voting rights equal to exactly 65% of all voting rights available at the time of any vote, including Series A preferred stock.” Finally, please provide disclosure in your risk factors that acknowledges the risks to shareholders that arise from this control, including the anti-takeover effects of this ownership.

Registrant’s Response

We have disclosed that in the aggregate the officers and directors control 84% of the voting powers. See pages ii, 4 and 8 of the amended Form S-1.

Staff Comment

32              We note your reference to a "Marketing and Pricing" and "Regulatory Environment" section in your table of contents but no discussion regarding these topics. Please revise accordingly.

Registrant’s Response

We have removed "Marketing and Pricing" and "Regulatory Environment" section in your table of contents page.

Staff Comment

33              Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Rule 163B, of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Registrant’s Response

Registrant shall provide same accordingly.

Staff Comment

34       Please provide in Part II of the registration statement the information required by Item 13 (Other Expenses of Issuance and Distribution), Item 14 (Indemnification of Directors and Officers) and Item 15 (Recent Sales of Unregistered Securities) of Form S-1.

Registrant’s Response

The comment has been addressed accordingly.

/s/ Franklin Ogele

Franklin Ogele, Esq.